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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the date of April 19, 2004

                       Commission File Number: 333-98141

                         Burns, Philp & Company Limited
                 (Translation of registrant's name into English)

                            Level 23, 56 Pitt Street
                                 Sydney NSW 2000
                                    Australia
                     (address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                               Yes [ ]     No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                               Yes [ ]     No [X]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [ ]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable
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      Burns, Philp & Company Limited is furnishing this report on Form 6-K in connection with the expiration of the exchange offers for 9 1/2% Senior Notes due 2010, 10 3/4% Senior Subordinated Notes due 2011 and 9 3/4% Senior Subordinated Notes due 2012, details which are attached hereto as Exhibit A.

Exhibits.
---------

   A       Notification of Expiration of Exchange Offers, dated April 19, 2004.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

By: /s/ Helen Golding
    -------------------------------
Name:  Helen Golding
Title: Company Secretary & Group
       Legal Counsel


Date: April 19, 2004


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                                  EXHIBIT INDEX

Exhibit                            Description
-------                            -----------

   A        Notification of Expiration of Exchange Offers, dated April 19, 2004.